Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Twelve Months Ended December 31,
(dollar amounts in thousands of dollars)	2013		2012		2011		2010		2009
Earnings:
Income (loss) before income taxes	$854,555		$825,117		$707,234		$352,311		$(3,678,183)

Add: Fixed charges, excluding interest on deposits	57,027		74,379		97,035		102,969		155,269

Earnings available for fixed charges, excluding interest on deposits	911,582		899,496		804,269		455,280		(3,522,914)
Add: Interest on deposits	116,241		162,167		260,051		439,049		674,101

Earnings available for fixed charges, including interest on deposits	1,027,823		1,061,663		1,064,320		894,329		(2,848,813)

Fixed Charges:
Interest expense, excluding interest on deposits	39,788		57,572		81,004		87,537		139,754
Interest factor in net rental expense	17,239		16,807		16,031		15,432		15,515

Total fixed charges, excluding interest on deposits	57,027		74,379		97,035		102,969		155,269
Add: Interest on deposits	116,241		162,167		260,051		439,049		674,101

Total fixed charges, including interest on deposits	$173,268		$236,546		$357,086		$542,018		$829,370

Ratio of Earnings to Fixed Charges
Excluding interest on deposits	15.99	x	12.09	x	8.29	x	4.42	x	(22.69	)x
Including interest on deposits	5.93	x	4.49	x	2.98	x	1.65	x	(3.43	)x